CTDC to Expand and Invest in Europe
— PV Investment Consortium Seeks Partnership with European Solar Park Developers

Hong Kong – June 13th, 2011 – China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group that provides solar energy products and solutions with headquarters in Hong Kong, sales offices in Milan and Munich, announced during the Intersolar Europe 2011 in Munich, that CTDC has entered into a strategic cooperation framework agreement (“Agreement”) with two other listed companies from China and Hong Kong, namely TBEA SunOasis Co., Ltd. (“TBEA SunOasis”, a subsidiary of Tebian Electric Apparatus Stock Co., Ltd. (600089:CH)) and Goldpoly New Energy Holdings Limited (0686.HK) (“Goldpoly”). The three public companies have formally announced their newly-formed PV investment consortium, aiming to improve efficiency and bring comprehensive solutions to solar park construction in Europe. This is the first time that three listed Chinese companies have formed an investment consortium endorsing Europe’s PV development, which drew the attention of leaders from political and business circles, among which were representatives from UBS headquarters.

“As a solar solution provider, we will be able to reduce EPC cost by 5% annually for the next three years in building solar plants in Europe,” said Mr. Alan Li, Chairman and CEO of CTDC. “Construction efficiency will be improved through our efforts in applying new materials and new technologies, including pre-installations of cables, solar cells and inverters.” Mr. Alan Li also said that quality European solar plant builders and developers are preferred partners to jointly make strides in entering into a new era of solar energy.

Subject to the Agreement, the three parties will cooperate in all dimensions within the vertically integrated solar value chain, using their own advantages, so to increase market share and achieve win-win results. The consortium plans to provide all key components, including crystal silicon raw materials, solar wafers, solar cells, modules and inverters, and etc. Building on CTDC’s established sales channels in China, Europe and the US, the parties to the investment consortium will be able to effectively speed up module sales, installations of integrated systems, solar plant development, and provide EPC services.

The consortium also plans to start with a project company to jointly invest in and construct small-size solar plants, building momentum to develop large-scale solar plants later on. Meanwhile, the consortium will cooperate among other things over CTDC’s initiatives: 1) the plan for photovoltaic installations on islands in China; 2) the plan to light up families with solar energy in France, and 3) the plan to create a renewable energy fund.

“Our PV investment consortium has strong financial support from China Development Bank and China Merchants Bank,” said Mr. Jianxin Zhang, CEO of TBEA SunOasis. “Given their backing of USD 10 Billion credit facilities, we will be able to grow steadily over our investment and construction of solar plants in Europe.”

On May 31st, the German government announced that they are going to completely abandon nuclear power in ten years’ time. Germany’s abandon of nuclear power post Japanese nuclear crisis will greatly stimulate the growth of solar industry in Europe, the US and China, implying a golden decade of PV industry to follow. The three listed companies have created the consortium at the right time and right place, because not only they will seize opportunities from the leading PV markets, but also align with China’s government policy on alternative energy development.

“We have made history with the creation of the PV investment consortium. We will devote our resources to supporting our joint endeavors,” said Mr. Tim Yiu, Executive Director of Goldpoly and General Manager of Goldpoly’s solar energy business. “We feel confident that we will be leading the next golden decade of solar energy development.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC£¬a fast-growing clean energy group with headquarters in Hong Kong, provides solar energy products and solutions to the global market under the “LSP” brand.

For more information, please visit http://www.chinactdc.com

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